As filed with the Securities and Exchange Commission on April 30, 2004 Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

POWERCOLD CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	23-2582701
(State of Incorporation)	(IRS Employer Identification No.)

115 Canfield Street
LaVernia, TX 78121
(830)-779-5213
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

JOSEPH C. CAHILL
Chief Financial Officer
115 Canfield Street
LaVernia, TX 78121
(830)-779-5213

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Charles A. Cleveland
Charles A. Cleveland, P.S.
Suite 304, 1212 North Washington
Spokane, Washington 99201-2401

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

CALCULATION OF REGISTRATION FEE

==

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock $0.001 par value (2)	3,436,884 shares	$1.96	$6,736,292.60	$ 853.49
Warrants to Purchase Common Stock, no par value	1,407,980	-0-	-0-	-0-
Common Stock, $0.001 par value	1,407,980[2] shares	$1.17[3]	$1,651,480	$ 209.24
Total Fee				$1,062.73

==

[1] Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low prices of the Company's Common Stock on the OTC Electronic Bulletin Board (Symbol: PWCL) on April 23, 2004

[2] The registration fee is based on the total amount of funds to be received upon exercise of the common stock purchase warrants (issued in various private placements undertaken by the Registrant) into shares of our common stock, which warrants have various exercise prices.

[3] Price is calculated as the average based upon the total funds that would be received if all warrants were exercised.

Pursuant to Rule 416, this Registration Statement also registers such indeterminate number of shares as may be issuable in connection with stock splits, stock dividends or similar transactions. It is not known how many of such shares of common stock will be purchased under this Registration Statement or at what price such shares will be purchased.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD TO YOU UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED APRIL 29, 2004

PROSPECTUS
POWERCOLD CORPORATION

4,844,864 Shares of Common Stock
(0.001 par value per share)

This prospectus relates to the resale of 3,436,884 shares of common stock issued to the selling shareholder in private offerings, and 1,407,980 shares of common stock issuable upon the exercise of warrants issued to certain of those shareholders. We are filing the registration statement of which this prospectus is a part at this time primarily to fulfill a contractual obligation to do so, which we undertook at the time of the original issuance of these shares of common stock.

The selling stockholders may, from time to time, sell any or all of their shares of common stock on the Electronic Over-the-Counter Bulletin Board or in private transactions using any of the methods described in the section of this prospectus entitled "Plan of Distribution."

We will not receive any of the proceeds from the sale of shares by the selling stockholders, other than payment of the exercise price of the warrants. We will pay all expenses in connection with this offering, other than commissions and discounts of underwriters, dealers or agents. We issued these shares of our common stock to the selling stockholder in various placement transactions during February 2002 through November 2003.

Our Common Stock is traded on the OTC Electronic Bulletin Board (Symbol: PWCL). On April 23, 2004, the last closing price of the common stock was $1.95 per share.

Investing in our common stock involves a high degree of risk. See "Risk Factors," beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This Prospectus does not constitute an offer to sell securities in any state to any person to whom it is unlawful to make such offer in such state.

The date of the Prospectus is April 29, 2004.

We have not authorized any person to give any information or to make any representation not contained in this prospectus in connection with any offering of these shares of common stock. This prospectus is not an offer to sell any security other than these shares of common stock and it is not soliciting an offer to buy any security other than these shares of common stock. This prospectus is not an offer to sell these shares of common stock to any person and it is not soliciting an offer from any person to buy these shares of common stock in any jurisdiction where the offer or sale to that person is not permitted. You should not assume that the information contained in this prospectus is correct on any date after the date of this prospectus, even though this prospectus is delivered or these shares of common stock are offered or sold on a later date.

TABLE OF CONTENTS

ABOUT US

We were formed on October 7, 1987 in the State of Nevada. We design, engineer, manufacture, market and support energy efficient industrial refrigeration and freezing systems. Our products are used in large food processors as well as in small commercial air-conditioning units. We believe our products are the most advanced, cost-effective and environmentally safe "quick-freeze" systems available. We believe they are the most energy-efficient because they utilize natural gas powered rotary engines. Our products are environmentally-friendly because they use no chemicals that attack the ozone layer. Our products are sold around the world.

We have four wholly owned subsidiaries:

** PowerCold Products, Inc. supports our product development, engineering and manufacturing.

**PowerCold ComfortAir Solutions, Inc., supports our sales and marketing offering turnkey high efficiency HVAC solutions for commercial buildings.

**PowerCold International, Ltd., markets all our products and system applications worldwide through various alliances and marketing agencies.

**PowerCold Technology, LLC holds title to all of our patents.

We have also established alliances with various companies in the industry to market and manufacture related heating, cooling, and energy products.

The Company's executive offices are located at 115 Canfield Road, LaVernia, TX 78121. Our telephone number is (830)-779-5213 and our facsimile number is (830)-253-8181. Unless otherwise indicated, references in this Prospectus to "PowerCold,", "we," "us" and "our" are to PowerCold Corporation.

WHY WE ARE MAKING THIS OFFERING

During the period February 2002 through November, 2003, we completed various private placements during which 3,436,884 shares of our common stock together with warrants to purchase 1,407,980 shares of common stock, were sold at various prices to accredited investors.

We agreed to register the common stock, the warrants, and stock underlying the warrants, for the selling stockholders. The registration rights agreement provides that if we decide to file a registration statement, we must register for resale of all of the shares of our common stock sold by us in the private placements. This prospectus is part of the registration statement filed to meet our obligations under the registration rights.

FORWARD LOOKING STATEMENTS

Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" or similar words. You should read statements that contain these words carefully for the following reasons:

- the statements discuss our future expectations;

- the statements contain projections of our future earnings or of our financial condition; and

- the statements state other "forward-looking" information.

We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are not accurately able to predict or over which we have no control. The risk factors listed above, as well as any cautionary language in or incorporated by reference into this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. The SEC allows us to "incorporate by reference" the information we file with them, which means we can disclose important information to you by referring you to those documents. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in the above risk factors, elsewhere in or incorporated by reference into this prospectus and other events that we have not predicted or assessed could have a material adverse effect on our earnings, financial condition and business. If the events described above or other unpredicted events occur, then the trading price of our common stock could decline and you may lose all or part of your investment.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Specific Risks Related to Our Business

We are subject to government regulations that may impose additional technology requirements to our products, which may increase our manufacturing costs, thus reducing our profitability

Our business is subject to extensive, frequently changing, federal, state and local regulation regarding the following:

- health safety and environmental regulations;

- changing technology requirements.

Some of these laws may restrict or limit our business. Much of this regulation, particularly technology requirements, is complex and open to differing interpretations. If any of our operations are found to violate these laws, we may be subject to severe sanctions or be required to alter or discontinue our operations. If we are required to alter our practices, we may not be able to do so successfully. The occurrence of any of these events could cause our revenue and earnings to decline.

We have a history of net losses. We expect to continue to incur net losses, and we may not achieve or maintain profitability.

We have incurred net losses each year since our inception in 1987 including net losses of approximately $2,437,571 for the year ended December 31, 2003, $4,095,905 in 2002 and $2,328,402 in 2001. As of December 31, 2003, we had an accumulated deficit of approximately $15,862,955 . Net losses may continue for at least the next several years as we proceed with the commercialization and additional development of our technologies. The presence and size of these potential net losses will depend, in part, on the rate of growth, if any, in our revenues and on the level of our expenses. Our research and development expenditures and general and administrative costs have exceeded our revenues to date. Research and development expenses may increase due to spending for ongoing technology development and implementation, as well as new applications. We will need to generate significant additional revenues to achieve profitability. Even if we do increase our revenues and achieve profitability, we may not be able to sustain profitability.

Our ability to generate revenues and achieve profitability depends on many factors, including:

- our ability to continue existing customer relationships and enter into additional corporate collaborations and agreements;

- our ability to expand the scope of our products and services into new areas of energy efficient heating and cooling research;

- our customers' and strategic alliances' abilities to develop heating and cooling and other commercial products from the application of our technologies; and

- the successful testing, regulatory approval and commercialization of such products by our customers and strategic alliances.

The time required to reach profitability is highly uncertain. We may not achieve profitability on a sustained basis, if at all.

We will need additional funds in the future, which may not be available to us. If we do not secure additional financing, we may be unable to develop or enhance our services, take advantage of future opportunities or respond to competitive pressures.

We require substantial working capital to fund our business. We have had significant operating losses and negative cash flow from operations. Additional financing may not be available when needed on favorable terms or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our services, take advantage of future opportunities or respond to competitive pressures, which could materially adversely affect our business. Our capital requirements depend on several factors, including the rate of market acceptance of our products, the ability to expand our customer base, the growth of sales and marketing and other factors. If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated.

We manufacture our products to comply with U.S. Environmental Laws, failure to do so will affect the profitability of our business

Environmental laws affect our U.S. operations. There are many Federal, state and local laws and regulations governing the environment. We believe we meet existing environmental laws and regulations. If we violate relevant laws, our income could be seriously impacted.

We are most affected by environmental laws that control types of chemicals. Some chemicals used in air conditioning and refrigeration equipment products may affect the ozone layer.

None of our products uses the banned chemicals. However as we learn more about the environment and the ozone layer, federal and states may impose new regulations. Those laws could then have material adverse effect on our operations.

The loss of Francis L. Simola or the inability to attract and retain additional personnel could impair the growth of our business.

We do not carry any key-man or other life insurance on our key senior management officer, Francis L. Simola. If he dies or becomes disabled, we would have to divert time and money to locate an experienced replacement. We would be competing against large companies seeking similar candidates. A loss of Mr. Simola would hurt our operations and financial condition.

Our Stock Value has fluctuated in an abrupt and volatile manner in the past and may do so in the future

Our stock is traded on the Electronic Over the Counter Bulletin Board. Stocks that trade on the OTC Bulletin Board tend to experience dramatic price increases or decreases. The trading price of our common stock has been subject to significant fluctuations to date and could be subject to wide fluctuations in the future, in response to many factors, including the following:

- Actual or anticipated variations in quarterly operating results,

- Expiration or termination of licenses, research contracts or other strategic alliance agreements;

- New government requirements,

- General conditions or trends in the markets for our products or the heating and cooling Industry,

- Announcements of technological innovations by us or our competitors;

- Introductions or announcements of new products by us or our competitors;

- Additions or departures of key personnel,

- Announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

- General financial market conditions, or

- Other events or factors.

In this regard, we do not endorse or accept responsibility for the estimates or recommendations that may be issued by stock research analysts from time to time. The volatility of public stock markets, and media stocks specifically, have frequently been unrelated to the operating performance of the specific companies. These market fluctuations may adversely affect the market price of our common stock.

If we fail to adequately protect our proprietary technologies, third parties may be able to use our technologies, which could prevent us from competing in the market.

Our success is dependent upon our proprietary information and technology. We rely on a combination of patent, contract, trademark and trade secret laws and other measures to protect our proprietary information and technology. As part of our confidentiality procedures, we generally enter into nondisclosure agreements with our employees, distributors and customers, and limit access to and distribution of our proprietary information. Although we believe that our patent rights and trademark protection should prevent another party from manufacturing and selling competing products, there can be no assurance that the steps we have taken to protect our technology will be successful. The patents issued to us may not be adequate to protect our proprietary rights, to deter misappropriation or to prevent an unauthorized third party from copying our technology, designing around the patents we own or otherwise obtaining and using our products, designs or other information. In addition, patents may not issue under future patent applications, and the patents issued under such patent applications could be invalidated, circumvented or challenged. It may also be particularly difficult to protect our products and intellectual property under the laws of certain countries in which our products are or may be manufactured or sold.

Although we believe our products and technology do not infringe on any proprietary rights of others, as the number of competing products available in the market increases and the functions of those products further overlap, infringement claims may increase. Any such claims, with or without merit, could result in costly litigation or might require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all. Any successful infringement claim could have a material adverse effect upon our business, results of operations and financial condition.

We operate in an intensely competitive industry with rapidly evolving technologies, and our competitors may develop products and technologies that make ours obsolete.

We are in an extremely competitive market. We compete because of our service, price, quality, reliability and efficiency of our products. Several of our competitors have more money. The kind of Companies we compete with are RECold, BAC, and Evapco, York, and Carrier.

Our stock price is likely to be below $5.00 per share and treated as a "Penny Stock" which will place restrictions on broker-dealers recommending the stock for purchase.

Our common stock is defined as "penny stock" under the Securities Exchange Act of 1934, and its rules. The SEC has adopted regulations that define *"penny stock"* to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These rules include the following requirements:

- broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market;

- broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative;

- broker-dealers must disclose current quotations for the securities;

- if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and

- a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customers account and information on the limited market in penny stocks.

Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchasers written consent to the transaction prior to sale. If our common stock becomes subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our common stock, if such trading market should occur. As a result, fewer broker-dealers are willing to make a market in our stock. You would then be unable to resell our shares.

Anti-Takeover Provisions In Our Charter Documents And Nevada Law Could Make A Third-Party Acquisition Of Us Difficult. This Could Limit The Price Investors Might Be Willing To Pay In The Future For Our Common Stock.

Provisions in our amended and restated certificate of incorporation and bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, or control us. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Our amended and restated certificate of incorporation allows us to issue preferred stock with rights senior to those of the common stock without any further vote or action by the stockholders and our amended and restated bylaws eliminate the right of stockholders to call a special meeting of stockholders, which could make it more difficult for stockholders to effect certain corporate actions. These provisions could also have the effect of delaying or preventing a change in control. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of our common stock or could adversely affect the rights and powers, including voting rights, of such holders. In certain circumstances, such issuance could have the effect of decreasing the market price of our common stock.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of our common stock by the Selling Shareholder.

Upon exercise of all of warrants, the Company would receive proceeds of $1,651,480.

The proceeds from the exercise of the warrants will be used to produce and manufacture additional inventory of our new fluid cooler products and heat exchangers.

We estimate we will spend approximately $25,000 in registering the offered shares.

SELLING SHAREHOLDERS

Securities Purchase Agreements

Between January 12, 2004 and February 27, 2004 we entered into a loan agreements with Beverlie F Wissner Ttee Beverlie F Wissner Declaration Of Trust U/A Dtd 9/20/00, Cathy A Wichert Ttee Cathy A Wichert Living Trust U/A Dtd 9/10/01, Claudie Williams Cust Daniel J Williams Utma Pa, Liberty View Funds Lp, Martin H Orliner Ttee Martin H Orliner Revocable Trust U/A Dtd 4/27/95, Michael Sasso & Donna Sasso, R Scott Williams, Alan G Stern Ttees Mercer Cardiology Assoc Pa Pension Account Dtd 1/1/80, R Scott Williams Cust Matthew J Williams Utma Pa, Ratinowsky Ttees Rev Dt Of Joshua Paul Williams Ua Dtd 12/17/01, Ira Lish & Gail Lish, Stanley H Shatz & Geraldine A Shatz, William B Shink, Susan Madian-Spiezle, Janis Diamond Chack, Jennifer Zimmer & Mark Zimmer, Irv Block, John Kelly & Susan Kelly, Stuart Kurtz & Deborah Kurtz, Joseph M. Evancich, Johney Chong, Maryjo Simjian Garre Trust, in the principal amount of $1,650,000.00.

The loans mature at various times from May 10, 2004 through June 28, 2004. The loans include a conversion option of $1.50 per share. Under the terms of the loans we also issued common stock purchase warrants to purchase an aggregate of 330,000 shares of our common stock at $1.50 per share for a period of one year from the closing date of the offering.

Philadelphia Brokerage Corporation acted as placement agent in connection with the loan agreements. Philadelphia Brokerage Corporation introduced us to the selling security holders and assisted us with structuring the securities purchase agreements. As consideration for Philadelphia Brokerage Corporation's services as placement agent in connection with these securities purchase agreements, we paid 1.5% of the gross proceeds, to Philadelphia Brokerage Corporation, and issued them a Warrant to purchase up to 115,500 shares of our common stock, exercisable at a price of $0.01 per share for a term of six years. Philadelphia Brokerage Corporation subsequently transferred and assigned warrants to acquire 115,500 shares to certain of its employees, namely R Scott Williams (46,200), Mark Zimmer (17,325), Sean McDermott (17,325), Kevin Hamilton (17,325) and Robert Fisk (17,325).

As of June 16, 2003, We entered into securities purchase agreements with Alexander C Keszeli & Kim M Keszeli , Alma K Elias & Gabriel Elias, Ann H Roehrs, Barbara C Reiter, Barry Robbins, Beverlie F Wissner Ttee Beverlie F Wissner Declaration Of Trust U/A Dtd 9/20/00, Cathy A Wichert Ttee Cathy A Wichert Living Trust U/A Dtd 9/10/01, Charles L Coltman, Claudie Williams Cust Daniel J Williams Utma Pa, E Stephen Ellis & Carol Ellis, Frank & Judith Campbell, Frank J Campbell Iii & Tracy C Smith Trustees Trust U/W Of Jane D Campbell, Harriet L & Joseph M Manning Jr, Harry E Coggshall Jr, James A Wasserson, Joanne C Edwards, Leonide Prince, Liberty View Funds Lp, Martin H Orliner Ttee Martin H Orliner Revocable Trust U/A Dtd 4/27/95, Michael Sasso & Donna Sasso, Nfs/Fmtc Ira Fbo Jacqueline Myers Simms, Nfs/Fmtc Ira Fbo Mark F Zimmer, Nfs/Fmtc Ira Fbo R Scott Williams, Nfs/Fmtc Ira Fbo Frank J Campbell III, Overton J Caldwell & Teresa R Caldwell, Philip L Lebovitz & Alan G Stern Ttees Mercer Cardiology Assoc Pa Pension Account Dtd 1/1/80, Polar Capital LP, R Scott Williams Cust Matthew J Williams Utma Pa, Ratinowsky Ttees Rev Dt Of Joshua Paul Williams Ua Dtd 12/17/01, Riveria Limited, Robert A Freeman & Susan Freeman Ttees Robert & Susan Freeman Family Trust U/A Dtd 6/21/94, Robert E Zimmer Jr, Scudder Smith Family Assoc LLC, Stacy Lish Goldberg, Stanley H Shatz & Geraldine A Shatz, Steven Gross & Barbara Gross, The Bee Publishing Company Inc 401k Profit Sharing Plan, The Bee Publishing Company Inc Profit Sharing Plan Rollover, The Bee Publishing Company Inc 401k Profit Sharing Plan Match Account, Ubs Financial Services Inc Cust Fbo Gail W Mcgee IRA, William B Shink, for the purchase of an aggregate of $1,550,000.00 of our common stock. The shares of our common stock were purchased at a price of $1.00 per unit. Under the terms of the securities purchase agreements, We also issued common stock purchase warrants to the investors to purchase an aggregate of 310,000 shares of our common stock at $1.25 ($2.00 per agreement with quarterly price reduction of $0.25 commencing on June 17, 2003 until registration is filed) per share for a period of three years from the Initial Exercise Date as defined in the warrant agreement.

Philadelphia Brokerage Corporation acted as placement agent in connection with the May 15, 2003, securities purchase agreements. Philadelphia Brokerage Corporation introduced us to the selling security holders and assisted us with structuring the securities purchase agreements. As consideration for Philadelphia Brokerage Corporation's services as placement agent in connection with these securities purchase agreements, we paid 8.0% of the gross proceeds, to Philadelphia Brokerage Corporation, and issued them a Warrant to purchase up to 70,000 shares of our common stock, exercisable at a price of $0.01 per share for a term of six years. On July 8, 2003, Philadelphia Brokerage Corporation exercised warrants to purchase 70,000 shares for $700 retaining a portion of the shares (24,500) and distributed the balance of the shares to certain employees as follows: R Scott Williams (21,781), Frank Campbell (16,145), Mark Zimmer (4,403), Robert Jacobs (2,936) and James Allsopp (235).

As of December 31, 2002, We accepted offers to purchase our shares of common stock from Bank Vontobel Ag, Peter Cohn, 2 Trade Group Ltd, and Sucellus Trading Ltd, as the securities holders. These investors executed the investor subscription agreements prior to December 31, 2002. The shares of common stock were purchased at a price of $1.25 per unit. The aggregate purchase price for these shares of common stock was $405,000. Pursuant to the provisions of the private placement memorandum and investor subscription agreements, We also issued common stock purchase warrants to these investors to purchase an aggregate of 87,096 shares of our Company's common stock at $2.25 per share for a period of three years from the Initial Exercise Date as defined in the Warrant Agreement.

Chesapeake Securities Corporation acted as placement agent in connection with our December 31, 2002, securities purchase agreements. Chesapeake Securities Corporation introduced us to the selling security holders and assisted us with structuring the securities purchase agreements. As consideration for Chesapeake Securities Corporation's services as placement agent in connection with these securities purchase agreements, we paid 10% of the gross proceeds, to Chesapeake Securities Corporation.

As of December 31, 2002, we accepted offers to purchase our shares of common stock from Stephen T Mullin, Eugene B Lefevre & Deborah Lefevre, and Kevin D. Barry as the securities holders. These investors executed investor subscription agreements prior to December 31, 2002. The shares of common stock were purchased at a price of $1.15 per share. The aggregate purchase price for these shares of common stock was $82,225. No warrants were issued and there was no placement agent.

As of December 31, 2003, We accepted offers to purchase shares of our common stock from Swissfirst Bank AG, Roger Suter, Samuel Matter, 2 Trade Group Ltd, Charles W Parsons, Davide Constantini, Ronald E Eckstam Trust Dtd 11/29/99, Peter Cohn, David H Russell & Susan T Russell JTWROS, and Sucellus Trading Ltd, as the securities holders.

These investors executed the investor subscription warrant purchase agreements prior to December 31, 2003. The shares of common stock were purchased at a price of $1.50 per unit. The aggregate purchase price for these shares of common stock was $482,776. Pursuant to the provisions of the private placement memorandum and investor subscription agreements.

Chesapeake Securities Corporation acted as placement agent in connection with the December 31, 2003, securities purchase agreements. Chesapeake Securities Corporation introduced us to the selling security holders and assisted us with structuring the securities purchase agreements.

On 02/05/2002 Swissfirst Bank AG exercised warrants to acquire 137,513 shares of common stock.

On 02/15/2002 Roger Suter exercised warrants to acquire 4,000 shares of common stock.

On 02/15/2002 Samuel Matter exercised warrants to acquire 10,000 shares of common stock.

On 07/08/2003 Philadelphia Brokerage Corporation exercised warrants to acquire 70,000 shares of common stock.

On 09/23/2003 2 Trade Group Ltd exercised warrants to acquire 31,305 shares of common stock.

On 09/23/2003 Charles W Parsons exercised warrants to acquire 8,773 shares of common stock.

On 09/29/2003 Davide Constantini exercised warrants to acquire 2,000 shares of common stock.

On 09/29/2003 Ronald E Eckstam Trust Dtd 11/29/99 exercised warrants to acquire 8,000 shares of common stock.

On 09/30/2003 Peter Cohn exercised warrants to acquire 10,667 shares of common stock.

On 09/30/2003 David H Russell & Susan Russell exercised warrants to acquire 64,000 shares of common stock.

On 11/12/2003 Sucellus Trading Ltd exercised warrants to acquire 45,124 shares of common stock.

No warrant solicitation fees were paid, and the total amount of proceeds received by us was $482,776

Resale of the shares of our common stock issued and issuable in connection with the warrants purchased under all of the investor subscription agreements together with the placing agents' common stock is covered by this Prospectus.

Ownership Table

Set forth below is a list of all stockholders who may sell shares pursuant to this prospectus. The number of shares column represents the number of shares owned by the selling stockholder prior to the offering. The "Common Shares Beneficially Owned Following the Offering" column assumes all shares registered hereby are resold by the Selling Stockholders. The Selling Stockholders identified in the following table are offering for sale 3,436,884shares of common stock and 1,407,980 share of common stock upon exercise of the warrants. None of these shares are being offered by directors, officers or principal stockholders.

We will not receive any proceeds from the sale of the shares by the Selling Stockholders.

Name of Shareholder	Common Stock Owned Beneficially Prior to Offering	Number of Common Shares Offered Hereby	Common Shares Beneficially Owned Following the Offering	Number of Warrants Held/ Exercise Price	Warrant Termination Date
2 TRADE GROUP LTD	187,826	95,683	92,143	0	
ALEXANDER C KESZELI & KIM M KESZELI JT TEN	30,000	30,000	0	6,000/$1.25	6/30/2006
ALMA K ELIAS & GABRIEL ELIAS JT TEN	100,000	100,000	0	20,000/$1.25	6/30/2006
ANN H ROEHRS	10,000	10,000	0	2,000/$1.25	6/30/2006
BANK VONTOBEL AG	84,000	14,000	70,000	0	
BARBARA C REITER	25,000	25,000	0	5,000/$1.25	6/30/2006
BARRY ROBBINS	50,000	50,000	0	10,000/$1.25	6/30/2006
BEVERLIE F WISSNER TTEE BEVERLIE F WISSNER DECLARATION OF TRUST U/A DTD 9/20/00	68,333	68,333	0	7,000/$1.25 10,000/$1.50	6/30/2006 1/21/2007
CATHY A WICHERT TTEE CATHY A WICHERT LIVING TRUST U/A DTD 9/10/01	116,667	116,667	0	10,000/$1.25 20,000/S1.50	6/30/2006 1/21/2007
CHARLES L COLTMAN	8,000	8,000	0	1,600/$1.25	6/30/2006
CHARLES W PARSONS	53,440	8,773	44,667		
CLAUDIE WILLIAMS CUST DANIEL J WILLIAMS UTMA PA	41,667	41,667	0	5,000/$1.25 5,000/$1.50	6/30/2006 2/27/2007
DAVID H RUSSELL & SUSAN T RUSSELL JTWROS	384,000	64,000	320,000	0	
DAVIDE CONSTANTINI	12,000	2,000	10,000		
E STEPHEN ELLIS & CAROL ELLIS JT TEN	50,000	50,000	0	10,000/$1.25	6/30/2006
EUGENE B LEFEVRE & DEBORAH LEFEVRE JT TEN	40,000	40,000	0	0	
FRANK & JUDITH CAMPBELL	41,145	41,145	0	5,000/$1.25	6/30/2006
FRANK J CAMPBELL III & TRACY C SMITH TRUSTEES TRUST U/W OF JANE D CAMPBELL	50,000	50,000	0	10,000/$1.25	6/30/2006
HARRIET L & JOSEPH M MANNING JR	10,000	10,000	0	2,000/$1.25	6/30/2006
HARRY E COGGSHALL JR	15,000	15,000	0	3,000/$1.25	6/30/2006
HENRY N SANBORN	1,468,478	0	1,468,478	648,480/Note 1	Note 1
IRA LISH & GAIL LISH	33,333	33,333	0	10,000/$1.50	1/28/2007
IRV BLOCK	56,667	16,667	40,000	5,000/$1.50	1/30/2007
JAMES A WASSERSON	67,000	67,000	0	13,400/$1.25	6/30/2006
JAMES ALLSOPP	235	235	0	0	
JANIS DIAMOND CHACK	66,667	66,667	0	20,000/$1.50	1/21/2007
JENNIFER ZIMMER & MARK ZIMMER	16,667	16,667	0	5,000/$1.50	1/22/2007
JOANNE C EDWARDS	25,000	25,000	0	5,000/$1.25	6/30/2006
JOHN KELLY & SUSAN KELLY	33,333	33,333	0	10,000/$1.50	2/02/2007
JOHNEY CHONG	16,667	16,667	0	5,000/$1.50	2/27/2007
JOSEPH M EVANCICH	140,000	33,333	106,667	10,000/$1.50	2/23/2007
KEVIN D BARRY	55,000	15,000	40,000	0	
KEVIN HAMILTON	0	0	0	17,325/$0.01	3/01/2009
LEONIDE PRINCE	50,000	50,000	0	10,000/$1.25	6/30/2006
LIBERTY VIEW FUNDS LP	466,667	466,667	0	40,000/$1.25 80,000/$1.50	6/30/2006 2/26/2007
MARK ZIMMER	14,403	4,403	10,000	17,325/$0.01	3/01/2009
MARTIN H ORLINER TTEE MARTIN H ORLINER REVOCABLE TRUST U/A DTD 4/27/95	93,333	93,333	0	6,000/$1.25 10,000/$1.50	6/30/2006 2/02/2007
MARYJO SIMJIAN GARRE TRUST	16,667	16,667	0	5,000/$1.50	2/27/2007
MICHAEL SASSO & DONNA SASSO JT TEN	26,667	26,667	0	2,000/$1.25 5,000/$1.50	6/30/2006 2/25/2007
NFS/FMTC IRA FBO JACQUELINE MYERS SIMMS	10,000	10,000	0	2,000/$1.25	6/30/2006
NFS/FMTC IRA FBO MARK F ZIMMER	20,000	20,000	0	4,000/$1.25	6/30/2006
NFS/FMTC IRA FBO R SCOTT WILLIAMS	300,000	50,000	250,000	10,000/$1.25	6/30/2006
NFS/FMTC IRA FBO FRANK J CAMPBELL III	100,000	100,000	0	20,000/$1.25	6/30/2006
OVERTON J CALDWELL & TERESA R CALDWELL JT TEN	25,000	25,000	0	5,000/$1.25	6/30/2006
PETER COHN	64,001	30,667	33,334	4,000/$2.25	12/17/2005

(Table Continued) Name of Shareholder	Common Stock Owned Beneficially Prior to Offering	Number of Common Shares Offered Hereby	Common Shares Beneficially Owned Following the Offering	Number of Warrants Held/ Exercise Price	Warrant Termination Date
PHILADELPHIA BROKERAGE CORPORATION	24,500	24,500	0	0	
PHILIP L LEBOVITZ & ALAN G STERN TTEES MERCER CARDIOLOGY ASSOC PA PENSION ACCOUNT DTD 1/1/80	83,333	83,333	0	10,000/$1.25 10,000/$1.50	6/30/2006 1/21/2007
POLAR CAPITAL LP	100,000	100,000	0	20,000/$1.25	6/30/2006
R SCOTT WILLIAMS	221,781	221,781	0	46,200/$0.01 60,000/$1.50	3/01/2009 1/12/2007
R SCOTT WILLIAMS CUST MATTHEW J WILLIAMS UTMA PA	41,6667	41,667	0	5,000/$1.25 5,000/$1.50	6/30/2006 2/27/2007
RATINOWSKY TTEES REV DT OF JOSHUA PAUL WILLIAMS UA DTD 12/17/01	41,667	41,667	0	5,000/$1.25 5,000/$1.50	6/30/2006 2/27/2007
RIVERIA LIMITED	25,000	25,000	0	5,000/$1.25	6/30/2006
ROBERT FISK	0	0	0	17,325/$0.01	3/01/2009
ROBERT A FREEMAN & SUSAN FREEMAN TTEES ROBERT & SUSAN FREEMAN FAMILY TRUST U/A DTD 6/21/94	10,000	10,000	0	2,000/$1.25	6/30/2006
ROBERT E ZIMMER JR	10,000	10,000	0	2,000/$1.25	6/30/2006
ROBERT JACOBS	2,936	2,936	0	0	
ROGER SUTER	4,000	4,000	0	0	
RONALD E ECKSTAM TRUST DTD 11/29/99	48,000	8,000	40,000	0	
SAMUEL MATTER	35,000	10,000	25,000	0	
*SCUDDER SMITH FAMILY ASSOC LLC	50,000	50,000	0	10,000/$1.25	6/30/2006
SEAN MCDERMOTT	0	0	0	17,325/$0.01	3/01/2009
STACY LISH GOLDBERG	25,000	25,000	0	5,000/$1.25	6/30/2006
STANLEY H SHATZ & GERALDINE A SHATZ JT TEN	48,333	48,333	0	3,000/$1.25 10,000/$1.50	6/30/2006 1/27/2007
STEPHEN T MULLIN	16,500	16,500	0	0	
STEVEN GROSS & BARBARA GROSS JT TEN	15,000	15,000	0	3,000/$1.25	6/30/2006
STUART KURTZ & DEBORAH KURTZ	33,333	33,333	0	10,000/$1.50	2/27/2007
SUCELLUS TRADING LTD	270,746	270746	0	0	
SUSAN MADIAN-SPIEZLE	66,667	66,667	0	20,000/$1.50	1/22/2007
SWISSFIRST BANK AG	825,090	137,515	687,575	0	
*THE BEE PUBLISHING COMPANY INC 401K PROFIT SHARING PLAN	50,000	50,000	0	10,000/$1.25	6/30/2006
*THE BEE PUBLISHING COMPANY INC PROFIT SHARING PLAN ROLLOVER	20,000	20,000	0	4,000/$1.25	6/30/2006
*THE BEE PUBLISHING COMPANY INC 401K PROFIT SHARING PLAN MATCH ACCOUNT	25,000	25,000	0	5,000/$1.25	6/30/2006
UBS FINANCIAL SERVICES INC CUST FBO GAIL W MCGEE IRA	10,000	10,000	0	2,000/$1.25	6/30/2006
WILLIAM B SHINK	58,333	58,333	0	5,000/$1.25 10,000/$1.50	6/30/2006 1/21/2007

[1]   The following table provides more detail as to Henry Sanborn's warrants:

Number of Warrants	Exercise Price	Expiration Date
10,000	$1.00	8/03/2005
10,480	$2.50	11/28/2005
20,000	$2.25	1/23/2006
30,000	$1.00	7/24/2005
40,000	$1.75	2/20/2006
44,000	$2.50	10/12/2005
44,000	1.375	10/12/2005
50,000	$1.50	5/13/2006
75,000	0.765	9/05/2005
75,000	$2.00	12/17/2006
250,000	$0.50	8/27/2005

As of March 1, 2004, the number of shares of Common Stock that can be sold by officers, directors, principal shareholders, and others pursuant to Rule 144 is 9,207,828.

Shares purchased in this offering, which will be immediately resalable, and sales of all of our other shares after applicable restrictions expire, could have a depressive effect on the market price, if any, of our common stock.

As of March 1, 2004, we had 21,576,750 shares of our common stock outstanding, which shares were held by approximately 1,250 shareholders of record.

Blue Sky

Thirty-five states have what is commonly referred to as a "manual exemption" for secondary trading of securities such as those to be resold by selling stockholders under this registration statement. In these states, so long as we obtain and maintain a listing in Standard and Poor's Corporate Manual, secondary trading can occur without any filing, review or approval by state regulatory authorities in these states. These states are: Alaska, Arizona, Arkansas, Colorado, Connecticut, Maryland, District of Columbia, Maryland, Hawaii, Idaho, Indiana, Iowa, Kansas, Maine, Maryland, Massachusetts, Michigan, Mississippi, Missouri, Nebraska, Nevada, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Rhode Island, South Carolina, Texas, Utah, Washington, West Virginia, and Wyoming.

DILUTION

We are not offering any shares in this registration statement. All shares are being registered on behalf of our Selling Shareholders.

PLAN OF DISTRIBUTION

We are registering on behalf of the selling stockholders 3,436,884 shares of our common stock which they own as well as and 1,407,980share of common stock upon exercise of the warrants. The selling stockholders may, from time to time, sell all or a portion of the shares of common stock in privately negotiated transactions or otherwise. Such sales will be offered at prevailing market prices or privately negotiated prices.

The shares of common stock may be sold by the selling stockholders by one or more of the following methods, without limitation:

- on the over-the-counter market;

- to purchasers directly;

- in ordinary brokerage transactions in which the broker solicits purchasers;

- through underwriters, dealers and agents who may receive compensation in the form of underwriting discounts, concessions or commissions from a seller and/or the purchasers of the shares for whom they may act as agent;

- through the pledge of shares as security for any loan or obligation, including pledges to brokers or dealers who may from time to time effect distributions of the shares or other interests in the shares;

- through purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

- through block trades in which the broker or dealer so engaged will attempt to sell the shares as agent or as riskless principal but may position and resell a portion of the block as principal to facilitate the transaction;

- in any combination of one or more of these methods; or

- in any other lawful manner.

None of our officers, directors or principal stockholders are selling any stock pursuant to this prospectus. Brokers or dealers may receive commissions or discounts from the selling stockholders or, if any of the broker-dealers act as an agent for the purchaser of said shares, from the purchaser in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholders to sell a specified number of the shares of common stock at a stipulated price per share. In connection with such resales, the broker-dealer may pay to or receive from the purchasers of the shares, commissions as described above. The selling stockholders may also sell the shares of common stock in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus.

The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Furthermore, selling stockholders are subject to Regulation M of the Exchange Act. Regulation M prohibits any activities that could artificially influence the market for our common stock during the period when shares are being sold pursuant to this prospectus. Consequently, selling stockholders, particularly those who are also our officers and directors, must refrain from directly or indirectly attempting to induce any person to bid for or purchase the common stock being offered with any information not contained in this prospectus. Regulation M also prohibits any bids or purchases made in order to stabilize the price of our common stock in connection with the stock offered pursuant to this prospectus.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of our common stock in the course of hedging the positions they assume with such selling stockholder, including, without limitation, in connection with the distribution of our common stock by such broker-dealers or pursuant to exemption from such registration. A selling stockholder may also enter into option or other transactions with broker-dealers that involve the delivery of the common stock to the broker-dealers, who may then resell or otherwise transfer such common stock. A selling stockholder may also loan or pledge the common stock to a broker-dealer and the broker-dealer may sell the common stock so loaned or upon default may sell or otherwise transfer the pledged common stock.

We have not registered or qualified offers and sales of shares of the common stock under the laws of any country, other than the United States. To comply with certain states' securities laws, if applicable, the selling shareholders will offer and sell their shares of common stock in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the selling shareholders may not offer or sell shares of common stock unless we have registered or qualified such shares for sale in such states or we have complied with an available exemption from registration or qualification.

All expenses of the registration statement estimated to be $25,000 including but not limited to, legal, accounting, printing and mailing fees are and will be paid by us. We have agreed to pay costs of registering the selling stockholders' shares in this prospectus. However, any selling costs or brokerage commissions incurred by each selling stockholder relating to the sale of his/her shares will be paid by the selling stockholder.

Any broker or dealer participating in any distribution of the shares may be required to deliver a copy of this prospectus, including any prospectus supplement, to any individual who purchases any shares from or through such a broker-dealer.

OUR STOCK

Common Stock

We can issue up to 200,000,000 shares of Common Stock, $0.001 par value per share. Our stockholders are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. A majority of our outstanding Common Stock can elect the entire Board of Directors of the Company. Our bylaws say that a majority of the outstanding shares is a quorum for shareholders' meetings, except if the bylaws or a law say otherwise.

Our Shareholders have no preemptive rights to acquire additional shares of Common Stock or other securities. Our Common Stock is subject to redemption and will carry no subscription or conversion rights. If we liquidate, our Common Stock will be entitled to share equally in corporate assets after satisfaction of our bills. The shares of Common Stock, once issued, is fully paid and non-assessable.

Our stockholders can receive dividends if the Board of Directors decides to do so and if we have the funds legally available. We intends to expand our business through reinvesting our profits, if we have any, and don't expect to pay dividends.

Our Directors have the authority to issue shares without action by the shareholders.

Preferred Stock

We also can issue preferred stock. We did issue 1,250,000 shares of a Series convertible, preferred stock, $.001 par value. Those shares were subsequently converted to common stock. Currently no Preferred Stock is outstanding

Warrants

On January 24, 2002 through February 1, 2003 we issued 13,333 warrants. Each warrant entitles the holder to purchase one share of our common stock at a price of $2.50 per share. These warrants were exercisable until February 1, 2004. These warrants were issued by us in connection with a private placement of units consisting of common shares and warrants and were not registered under any securities laws. These warrants expired without exercise.

On March 8, 2002 we issued 18,750 warrants. Each warrant entitles the holder to purchase one share of our common stock at a price of $3.00 per share. These warrants were exercisable until March 8, 2004. These warrants were issued by us in connection with a private placement of our units consisting of common shares and warrants and were not registered under any securities laws. These warrants expired without exercise.

On October 17, 2002 we issued 5,000 warrants. Each warrant entitles the holder to purchase one share of our common stock at a price of $2.50 per share. These warrants are exercisable until October 17, 2004. These warrants were issued by us in connection with a private placement of our units consisting of common shares and warrants and were not registered under any securities laws.

On October 28, 2002 we issued 4,000 warrants. Each warrant entitles the holder to purchase one share of our common stock at a price of $2.25 per share. These warrants are exercisable until October 28, 2005. These warrants were issued by us in connection with a private placement of our units consisting of common shares and warrants and were not registered under any securities laws.

On December 9, 2002 we issued 60,000 warrants. Each warrant entitles the holder to purchase one share of our common stock at a price of $2.25 per share. These warrants are exercisable until December 9, 2005. These warrants were issued by us in connection with a private placement of our units consisting of common shares and warrants and were not registered under any securities laws.

On January 23, 2003 we issued 20,000 warrants. Each warrant entitles the holder to purchase one share of our common stock at a price of $2.25 per share. These warrants are exercisable until January 23, 2006. These warrants were issued by us in connection with a private placement of our units consisting of common shares and warrants and were not registered under any securities laws.

On February 20,, 2003 we issued 40,000 warrants. Each warrant entitles the holder to purchase one share of our common stock at a price of $1.75 per share. These warrants are exercisable until February 20, 2006. These warrants were issued by us in connection with a private placement of our units consisting of common shares and warrants and were not registered under any securities laws.

On May 13, 2003 we issued 50,000 warrants. Each warrant entitles the holder to purchase one share of our common stock at a price of $1.50 per share. These warrants are exercisable until May 13, 2006. These warrants were issued by us in connection with a loan and were not registered under any securities laws.

On June 30, 2003 we issued 310,000 warrants. Each warrant entitles the holder to purchase one share of our common stock at a price of $2.25 per share. These warrants are exercisable until June 30, 2006. These warrants were issued by us in connection with a private placement of our units consisting of common shares and warrants and were not registered under any securities laws.

On June 30, 2003 we issued 70,000 warrants. Each warrant entitles the holder to purchase one share of our common stock at a price of $0.01 per share. These warrants are exercisable until June 30, 2008. These warrants were issued by us in connection with a private placement of our units consisting of common shares and warrants and were not registered under any securities laws. On July 8, 2003 these warrants were exercised for gross proceeds to us of $700.00

On December 17, 2003 we issued 75,000 warrants. Each warrant entitles the holder to purchase one share of our common stock at a price of $2.00 per share. These warrants are exercisable until December 17, 2006. These warrants were issued by us in connection with a short term loan were not registered under any securities laws.

From January 12, 2004 through February 27, 2004 we issued 330,000 warrants. Each warrant entitles the holder to purchase one share of our common stock at a price of $1.50 per share. These warrants are exercisable for a period of three years from date of issues from January 12, 2007 through February 27, 2004. These warrants were issued by us in connection with a short term bridge loan and were not registered under any securities laws.

On March 1, 2004 we issued 115,500 warrants. Each warrant entitles the holder to purchase one share of our common stock at a price of $0.01 per share. These warrants exercisable until March 1, 2009. These warrants were issued by us in connection with a private placement of a bridge loan unit consisting of a convertible short term promissory note and warrants and were not registered under any securities laws.

In 2002 151,515 warrants were exercised for gross proceeds to us of $227,272.50.

In 2003 239,869 warrants were exercised for gross proceeds to us of $255,503.50.

In 2004 445,500 warrants were issued, none were exercised and no proceeds received.

The warrants detailed above were issued in conjunction with the private placement of our common stock as units in order to make the securities offered more attractive to prospective purchasers.

No other warrants to purchase our common stock have been issued.

Options Outstanding

As of February 29, 2004 we have 3,702,283 options to purchase our common stock outstanding at an average exercise price of $1.13 per share.

Transfer Agent

The transfer agent for the shares of Common Stock of the Company is Computershare Trust,Company, Inc 350 Indiana Street, Suite 300, Golden, CO 80401.

INDEMNIFICATION

Our Articles of Incorporation, as amended, limit, to the maximum extent permitted by law, the personal liability of our directors and officers for monetary damages for breach of their fiduciary duties as directors and officers, except in certain circumstances involving certain wrongful acts, such as a breach of the director's duty of loyalty or acts of omission which involve intentional misconduct or a knowing violation of law.

Nevada law provides that Nevada corporations may include within their articles of incorporation provisions eliminating or limiting the personal liability of their directors and officers in shareholder actions brought to obtain damages for alleged breaches of fiduciary duties, as long as the alleged acts or omissions did not involve intentional misconduct, fraud, a knowing violation of law or payment of dividends in violation of the Nevada statutes. Nevada law also allows Nevada corporations to include in their articles of incorporation or bylaws provisions to the effect that expenses of officers and directors incurred in defending a civil or criminal action must be paid by the corporation as they are incurred, subject to an undertaking on behalf of the officer or director that he or she will repay such expenses if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the corporation because such officer or director did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

Nevada law provides that Nevada corporations may eliminate or limit the personal liability of its directors and officers. This means that the articles of incorporation could state a dollar maximum for which directors would be liable, either individually or collectively, rather than eliminating total liability to the full extent permitted by the law.

Our Charter provides that a director or officer is not be personally liable to us or our shareholders for damages for any breach of fiduciary duty as a director or officer, except for liability for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of distribution in violation of Nevada Revised Statures, 78.300. In addition, Nevada Revised Statutes, 78.751 and Article XI of our Bylaws, under certain circumstances, provided for the indemnification of the officers and directors of the Company against liabilities which they may incur in such capacities.

The Bylaws also provide that we can purchase and maintain insurance or other financial arrangements on behalf of any person who otherwise qualifies as an Indemnitee under the foregoing provisions. Other financial arrangements to assist the Indemnitee are also permitted, such as the creation of a trust fund, the establishment of a program of self-insurance, the securing of our obligation of indemnification by granting a security interest or other lien on any of our assets (including cash) and the establishment of a letter of credit, guaranty or surety.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable

LEGAL MATTERS

Our attorney, Charles A. Cleveland, P.S., Spokane, Washington will pass upon the validity of the issuance of the shares of common stock offered hereby and certain other legal matters.

EXPERTS

Our consolidated financial statements and the related financial statements for the year ended December 31, 2003, included in this prospectus, have been audited by William & Webster, P.S.. of Spokane, Washington, as set forth in their report included in this prospectus and have been included in reliance upon such representation of and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We must file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any documents we file at the SEC's public reference rooms in Washington, DC, New York, NY and Chicago, IL. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web at http://www.sec.gov at which you can view and download copies of reports, proxy and information statements and other information filed electronically through the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. Our file number is File No. 33-19584. In addition, our proxy and information statements and other information about us can be inspected at the offices from the National Association of Securities Dealers, Inc., 1735 R Street, N.W., Washington, D.C. 20006.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus may update documents previously filed with the SEC, and later information that we file with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering:

(1)   Our Annual Report on Form 10-KA/2 for the year ended December 31, 2003;
(2)   Our Quarterly Report on Form 10-QSB for the period ended September 30, 2003;
(3)   Ours Form 8-K, for the period ended April 28, 2004
(4)   All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement.; and
(5)   All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Company's Annual Report referred to above.

All reports and documents filed by the Company pursuant to Section 13, 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicate that all securities offered hereby have been sold or which de-registers all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the respective date of filing of each such document. Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modified or supersedes such statement. Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:


Corporate Secretary,
PowerCold Corporation
566 South Bethlehem Pike
Fort Washington, PA 19034
Tel: (215)-591-9869


Information on our web site is not part of this prospectus.

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 14. OTHER EXPENSES OF INSURANCE AND DISTRIBUTION

The following sets forth the estimated expenses and costs in connection with the issuance and distribution of securities being registered hereby. All such expenses will be borne by the Company.

Securities and Exchange Commission Registration Fee	$ 1,062.73
Accounting Fees and Expenses	*
Legal Fees and Expenses	*
Printing expenses	*
Miscellaneous	*

Total	$*
	======

* To be provided by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Nevada Revised Statutes 78.037 is incorporated herein by this reference.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934 or the Rules and Regulations of the Securities and Exchange Commission thereunder may be permitted under said indemnification provisions of the law, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, any such indemnification is against public policy and is, therefore, unenforceable.

ARTICLES AND BYLAWS. The Company's Articles of Incorporation and the Company's Bylaws provide that the Company shall, to the fullest extent permitted by law, indemnify all directors of the Company, as well as any officers or employees of the Company to whom the Company has agreed to grant indemnification.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Certain of the following exhibits are filed as part of this registration statement.

The following are filed as exhibits to this Registration Statement:

No. Description
---- --

4.1 Instruments defining the rights of security holders including indentures Incorporated by reference to the Company's Registration Statement As Exhibit 4.7, on Form 8-A/12g, as filed on May 25, 2000.

4.2 Articles of Incorporation, of the Company. Incorporated by reference to the Company's Registration Statement as Exhibit 4.1, on Form 8-A/12g, as filed on May 25, 2000.

4.3 Amended and Restated Articles of Incorporation of the Company. Incorporated by reference to the Company's Registration Statement As Exhibit 4.5, on Form 8-A/12g, as filed on May 25, 2000.

4.4 Amended and Restated By-laws of the Company. Incorporated by reference to the Company's Registration Statement As Exhibit 4.6 on Form 8-A/12g, as filed on May 25, 2000.

4.5   Form of common stock Certificate of the Registrant. Incorporated by reference to the Company's Registration Statement As Exhibit 5, on Form 8-A/12g, as filed on May 25, 2000.

4.6   Form of Warrant Certificate*

5.0   Opinion of Charles A. Cleveland, re: Legality *

10.1   Subscription Agreement (dated 12/10/2002) and warrant certificate for 2 TRADE GROUP LTD *
10.2   Subscription Agreement (dated 6/14/2003) and warrant certificate for ALEXANDER C KESZELI & KIM M KESZELI JT TEN*
10.3   Subscription Agreement (dated 6/12/2003) and warrant certificate for ALMA K ELIAS & GABRIEL ELIAS JT TEN*
10.4   Subscription Agreement (dated 6/12/2003) and warrant certificate for ANN H ROEHRS*
10.5   Subscription Agreement (dated 4/04/2002) and warrant certificate for BANK VONTOBEL AG*
10.6   Subscription Agreement (dated 6/12/2003) and warrant certificate for BARBARA C REITER*
10.7   Subscription Agreement (dated 6/12/2003) and warrant certificate for BARRY ROBBINS*
10.8   Subscription Agreement (dated 6/12/2003) and warrant certificate for BEVERLIE F WISSNER TTEE BEVERLIE F WISSNER* DECLARATION OF TRUST U/A DTD 9/20/00*
10.8.1   Subscription Agreement (dated 1/21/2004) and warrant certificate for BEVERLIE F WISSNER TTEE BEVERLIE F WISSNER* DECLARATION OF TRUST U/A DTD 9/20/00*
10.9   Subscription Agreement (dated 6/12/2003) and warrant certificate for CATHY A WICHERT TTEE CATHY A WICHERT LIVING TRUST U/A DTD 9/10/0110.11*
10.9.1   Subscription Agreement (dated 1/21/2004) and warrant certificate for CATHY A WICHERT TTEE CATHY A WICHERT LIVING TRUST U/A DTD 9/10/0110.11*
10.10   Subscription Agreement (dated 6/12/2003) and warrant certificate for CHARLES L COLTMAN*
10.11   Subscription Agreement (dated 1/24/2002) and warrant certificate for CHARLES W PARSONS*
10.12   Subscription Agreement (dated 6/12/2003) and warrant certificate for CLAUDIE WILLIAMS CUST DANIEL J WILLIAMS UTMA PA*
10.12.1   Subscription Agreement (dated 2/27/2004)) and warrant certificate for CLAUDIE WILLIAMS CUST DANIEL J WILLIAMS UTMA PA*
10.13   Subscription Agreement (dated 3/21/2002) and warrant certificate for DAVID H RUSSELL & SUSAN T RUSSELL JTWROS*
10.14   Subscription Agreement (dated 12/10/2002)and warrant certificate for DAVIDE CONSTANTINI*
10.15   Subscription Agreement(dated 6/12/2003) and warrant certificate for E STEPHEN ELLIS & CAROL ELLIS JT TEN*
10.16   Subscription Agreement (dated 12/13/2002) and warrant certificate for EUGENE B LEFEVRE & DEBORAH LEFEVRE JT TEN*
10.17   Subscription Agreement (dated 6/12/2003)and warrant certificate for FRANK & JUDITH CAMPBELL *
10.18   Subscription Agreement (dated 6/12/2003)and warrant certificate for FRANK J CAMPBELL III & TRACY C SMITH TRUSTEES TRUST U/W OF JANE D CAMPBELL*
10.19   Subscription Agreement 9dated 6/12/2003and warrant certificate for HARRIET L & JOSEPH M MANNING JR*
10.20   Subscription Agreement (dated 6/12/2003) and warrant certificate for HARRY E COGGSHALL JR*
10.21   Subscription Agreement (dated 8/27/2001)and warrant certificate for HENRY N SANBORN*
10.21.1   Subscription Agreement (dated 8/3/2001)and warrant certificate for HENRY N SANBORN*
10.21.2   Subscription Agreement (dated10/12/2001)and warrant certificate for HENRY N SANBORN*
10.21.3   Subscription Agreement (dated 11/28/2001)and warrant certificate for HENRY N SANBORN*
10.21.4   Subscription Agreement (dated 7/24/2001)and warrant certificate for HENRY N SANBORN*
10.21.5   Subscription Agreement (dated 9/05/2001)and warrant certificate for HENRY N SANBORN*
10.21.6   Subscription Agreement (dated 1/23/2003)and warrant certificate for HENRY N SANBORN*
10.21.7   Subscription Agreement (dated 2/24/2003)and warrant certificate for HENRY N SANBORN*
10.23   Subscription Agreement (dated 1/28/2004) and warrant certificate for IRA LISH & GAIL LISH*
10.24   Subscription Agreement (dated (1/30/2004) and warrant certificate for IRV BLOCK*
10.25   Subscription Agreement (dated 6/16/2003)and warrant certificate for JAMES A WASSERSON*
10.26   Agreement (dated 6/13/2003) and warrant certificate for JAMES ALLSOPP*
10.27   Subscription Agreement (dated 1/21/2004) and warrant certificate for JANIS DIAMOND CHACK*
10.28   Subscription Agreement (dated 1/22/2004) and warrant certificate for JENNIFER ZIMMER & MARK ZIMMER*
10.29   Subscription Agreement (dated 6/12/2003)and warrant certificate for JOANNE C EDWARDS*
10.30   Subscription Agreement (dated 2/2/2004) and warrant certificate for JOHN KELLY & SUSAN KELLY*
10.31   Subscription Agreement(dated 2/27/2004) and warrant certificate for JOHNEY CHONG*
10.32   Subscription Agreement (dated 2/23/2004) and warrant certificate for JOSEPH M EVANCICH*
10.33   Subscription Agreement (dated 12/05/2002)and warrant certificate for KEVIN D BARRY*
10.34   Agreement (dated 3/01/2004)and warrant certificate for KEVIN HAMILTON*
10.35   Subscription Agreement (dated 6/12/2003) and warrant certificate for LEONIDE PRINCE*
10.36   Subscription Agreement (dated 6/12/2003)and warrant certificate for LIBERTY VIEW FUNDS LP*
10.36.1   Subscription Agreement (dated 2/26/2004)and warrant certificate for LIBERTY VIEW FUNDS LP*
10.37   Agreement (dated (6/13/2003) and warrant certificate for MARK ZIMMER*
10.38   Subscription Agreement (dated 6/12/2003) and warrant certificate for MARTIN H ORLINER TTEE MARTIN H ORLINER REVOCABLE TRUST U/A DTD 4/27/95*
10.38.1   Subscription Agreement(dated 2/2/2004)) and warrant certificate for MARTIN H ORLINER TTEE MARTIN H ORLINER REVOCABLE TRUST U/A DTD 4/27/95*
10.39   Subscription Agreement (dated 2/27/2004) and warrant certificate for MARYJO SIMJIAMN GARRE TRUST*
10.40   Subscription Agreement (dated 6/12/2003) and warrant certificate for MICHAEL SASSO & DONNA SASSO JT TEN*
10.40.1   Subscription Agreement (dated 2/25/2004) and warrant certificate for MICHAEL SASSO & DONNA SASSO JT TEN*
10.41   Subscription Agreement (dated 6/12/2003) and warrant certificate for NFS/FMTC IRA FBO JACQUELINE MYERS SIMMS*
10.42   Subscription Agreement (dated 6/12/2003)and warrant certificate for NFS/FMTC IRA FBO MARK F ZIMMER*
10.43   Subscription Agreement (dated 6/12/2003) and warrant certificate for NFS/FMTC IRA FBO R SCOTT WILLIAMS*
10.44   Subscription Agreement(dated 6/12/2003) and warrant certificate for NFS/FMTC IRA FBO FRANK J CAMPBELL III *
10.45   Subscription Agreement (dated 6/12/2003) and warrant certificate for OVERTON J CALDWELL & TERESA R CALDWELL JT TEN*
10.46   Subscription Agreement (dated 2/11/2002) and warrant certificate for PETER COHN*
10.47   Agreement (dated 6/13/2003) and warrant certificate for PHILADELPHIA BROKERAGE CORPORATION*

10.48	Subscription Agreement (dated 6/12/2003)and warrant certificate for PHILIP L LEBOVITZ & ALAN G STERN TTEES MERCER CARDIOLOGY ASSOC PA PENSION ACCOUNT DTD 1/1/80*
10.48.1	Subscription Agreement (dated 1/21/2004) and warrant certificate for PHILIP L LEBOVITZ & ALAN G STERN TTEES MERCER CARDIOLOGY ASSOC PA PENSION ACCOUNT DTD 1/1/80*
10.49	Subscription Agreement(dated 6/12/2003) and warrant certificate for POLAR CAPITAL LP*
10.50	Agreement (dated 6/13/2003) and warrant certificate for R SCOTT WILLIAMS *
10.50.1	Subscription Agreement (dated 1/12/2004) and warrant certificate for R SCOTT WILLIAMS *
10.50.2	Subscription Agreement (dated 3/01/2004) and warrant certificate for R SCOTT WILLIAMS *
10.51	Subscription Agreement (dated 6/12/2003) and warrant certificate for R SCOTT WILLIAMS CUST MATTHEW J WILLIAMS UTMA PA*
10.51.1	Subscription Agreement (dated 2/27/2004) and warrant certificate for R SCOTT WILLIAMS CUST MATTHEW J WILLIAMS UTMA PA*
10.52	Subscription Agreement (dated 6/12/2003) and warrant certificate for RATINOWSKY TTEES REV DT OF JOSHUA PAUL WILLIAMS UA DTD 12/17/01*
10.52.1	Subscription Agreement (dated 2/27/2004) and warrant certificate for RATINOWSKY TTEES REV DT OF JOSHUA PAUL WILLIAMS UA DTD 12/17/01*
10.53	Subscription Agreement (dated 6/16/2003) and warrant certificate for RIVERIA LIMITED*
10.54	Agreement (dated 3/01/2004) and warrant certificate for ROBERT FISK*
10.55	Subscription Agreement (dated 6/12/2003) and warrant certificate for ROBERT A FREEMAN & SUSAN FREEMAN TTEES ROBERT & SUSAN FREEMAN FAMILY TRUST U/A DTD 6/21/94*
10.56	Subscription Agreement (dated 6/12/2003) and warrant certificate for ROBERT E ZIMMER JR*
10.57	Agreement (dated 6/13/2003) and warrant certificate for ROBERT JACOBS*
10.58	Subscription Agreement (dated 12/08/2001)and warrant certificate for ROGER SUTER RONALD E ECKSTAM TRUST DTD 11/29/99*
10.59	Subscription Agreement (dated 10/17/02) and warrant certificate for SAMUEL MATTER*
10.60	Subscription Agreement (dated 6/12/2003)and warrant certificate for *SCUDDER SMITH FAMILY ASSOC LLC*
10.61	Agreement (dated 3/01/2004) and warrant certificate for SEAN MCDERMOTT*
10.62	Subscription Agreement (dated 6/12/2003) and warrant certificate for STACY LISH GOLDBERG*
10.63	Subscription Agreement (dated 6/12/2003) and warrant certificate for STANLEY H SHATZ & GERALDINE A SHATZ JT TEN*
10.63.1	Subscription Agreement (dated 1/27/2004) and warrant certificate for STANLEY H SHATZ & GERALDINE A SHATZ JT TEN*
10.64	Subscription Agreement (dated 12/09/2002) and warrant certificate for STEPHEN T MULLIN*
10.65	Subscription Agreement (dated 6/12/2003)and warrant certificate for STEVEN GROSS & BARBARA GROSS JT TEN*
10.66	Subscription Agreement (dated 2/27/2004) and warrant certificate for STUART KURTZ & DEBORAH KURTZ*
10.67	Subscription Agreement (dated 12/10/2002) and warrant certificate for SUCELLUS TRADING LTD*
10.68	Subscription Agreement (dated 1/22/2004) and warrant certificate for SUSAN MADIAN-SPIEZLE*
10.69	Subscription Agreement (dated 3/21/2002) and warrant certificate for SWISSFIRST BANK AG*
10.70	Subscription Agreement (dated 6/12/2003) and warrant certificate for *THE BEE PUBLISHING COMPANY INC 401K PROFIT SHARING PLAN*
10.71	Subscription Agreement (dated 6/12/2003) and warrant certificate for *THE BEE PUBLISHING COMPANY INC PROFIT SHARING PLAN ROLLOVER*
10.72	Subscription Agreement (dated 6/12/2003) and warrant certificate for *THE BEE PUBLISHING COMPANY INC 401K PROFIT SHARING PLAN MATCH ACCOUNT*
10.73	Subscription Agreement (dated 6/12/2003)and warrant certificate for UBS FINANCIAL SERVICES INC CUST FBO GAIL W MCGEE IRA*
10.74	Subscription Agreement (dated 6/12/2003)and warrant certificate for WILLIAM B SHINK*
10.74.1	Subscription Agreement (dated 1/21/2004) and warrant certificate for WILLIAM B SHINK*

15.0   Accountants' letter regarding unaudited interim financial information.*

23.1   Consent of Williams & Webster, P.C., Certified Public Accountants *

23.4   Consent of Charles A. Cleveland, Attorney At Law, included in 5.0

25.1   Powers of Attorney (contained on signature page of this Registration Statement)

---

* to be filed via amendment

ITEM 17. UNDERTAKINGS.

(a)   The Registrant hereby undertakes

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i)   To include any prospectus required by Section 10(a)(3) of the Act;

        (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

and

        (iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that Paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to the included in a post-effective amendment by those Paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in the registration statement.

        (2)   That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of Form S-3 and has duly caused this Amendment Number 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 16th day of July, 2001.

POWERCOLD CORPORATION

By:/s/ Francis L. Simola

Francis L. Simola
Title: President, Chief Executive Officer, Principal Executive Officer

By:/s/ Joseph C. Cahill

Joseph C. Cahill
Title: Secretary, Chief Financial Officer, and Principal Financial Officer

Date: April 29, 2004

KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Francis L. Simola, as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, therewith, with the Securities and Exchange Commission, and to make any and all state securities law or Blue Sky filings, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying the confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Francis L. Simola		
----------------------------	President and Director	April 29, 2004
Francis L. Simola	Principal Executive Officer	
/s/ Joseph C. Cahill		
----------------------------	Director, Secretary,	April 29, 2004
Joseph C. Cahill	Chief Financial Officer, and	
	Principal Financial Officer	
/s/ Grayling Hofer		
----------------------------	Treasurer	April 29, 2004
Grayling Hofer		